First Hawaiian, Inc.

999 Bishop Street, 29th Floor

Honolulu, HI 96813

April 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        Notice of Disclosure Filed in the Annual Report on Form 10‑Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that First Hawaiian, Inc. has made disclosure pursuant to those provisions in its Quarterly  Report on Form 10-Q for the period ended March  31, 2017, which was filed with the Securities and Exchange Commission on April 27, 2017.

Respectfully submitted,

First Hawaiian, Inc.

By:	/s/ Michael Ching
Name:	Michael Ching
Title:	Chief Financial Officer and Treasurer